NORTHERN GROWERS, LLC

48416 144th Street

Big Stone City, South Dakota  57216

April 28, 2005

Rufus Decker, Accounting Branch Chief

Meagan Caldwell, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-0510

RE:       Northern Growers, LLC (File No. 0-50711)
Form 10-K for the fiscal year ended December 31, 2004

Dear Mr. Decker and Ms. Caldwell:

This letter responds to your review letter dated April 7, 2005. Thank you for allowing us an extra five business day to respond to your letter, as the extra time was definitely needed in light of our personnel situation which you discussed with our attorney, Christopher Lent. Please find enclosed your review comments, which we have generally outlined as A-F, and our comments and/or revised disclosure.

A.           Cover

2.               Based upon our records, you filed a Form 8-A12G on April 28, 2004 and were assigned a 1934 Act number of 0-50711. Your Form 10-K for the year ended December 31, 2004 does not include the correct file number. Please revise.

Our Comment: We have revised our 1934 Act file number to 0-50711. We apologize for this error.

B. Item 3. Legal Proceedings. page 16

3.               Your disclosure includes information relating to an inquiry by the Environmental Protection Agency relating to certain emissions data. Please expand your disclosure to include whether any amounts have been accrued relating to this inquiry, if so, state the line item in which this was recorded in your statements of operations and the period in which it was recorded. Please also include your conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs 3 and 8-10 of SFAS 5 relating to this matter.

Our Revised Disclosure (Changes are underlined):

From time to time in the ordinary course of business, Northern Lights or we may be named as a defendant in legal proceedings related to various issues, including without limitation, workers’ compensation claims, tort claims, or contractual disputes. Except as described below, Northern Lights or we are not currently involved in any material legal proceedings, directly or indirectly, and we are not aware of any potential claims.

In the last two years, both the United States Environmental Protection Agency and the State of South Dakota Department of Environment and Natural Resources have placed increased scrutiny on ethanol plants for compliance with air quality laws and regulations. In 2002, a number of ethanol plants in Minnesota entered into consent decree settlements with the State of Minnesota and the Environmental Protection Agency arising from alleged emission violations. Civil penalties were assessed against each ethanol plant, additional emissions devices were required, new testing protocols were established and air quality permits were modified by the settlement agreements. The Environmental Protection Agency subsequently stated that it intends to “level the playing field,” inferring actions against other ethanol producers.

On January 6, 2003, the Environmental Protection Agency issued formal information requests to many ethanol plants, including those designed, constructed, and/or managed by Broin and Associates and Broin Management, including Northern Lights. The requests required that the subject ethanol plants provide the Environmental Protection Agency with certain emissions data, presumably to determine whether the plants were in compliance with the Clean Air Act. Since these requests, Broin and Associates has been holding on-going discussions with the Environmental Protection Agency regarding the application and use of testing methods for quantifying certain emissions at the plants managed by Broin. To date, no action has been taken nor has any final resolution been made regarding this matter. It is also uncertain whether the Environmental Protection Agency will take any action with respect to its formal information requests, or what the result or effect will be on Northern Lights of the on-going discussions between Broin and the Environmental Protection Agency. While there is a reasonable possibility of fines and/or other penalties, management is unable to estimate the type or amount of such fine or penalty, if any. Further, until Broin and Associates and the Environmental Protection Agency resolve what the mandated testing method will be for measuring emissions, management is unable to estimate the scope and magnitude of any possible fine or other penalty. Accordingly, Northern Growers has not accrued any amount to its consolidated statement of operations relating to any potential action or claim from the Environmental Protection Agency.

In late 2002, the South Dakota Department of Environment and Natural Resources began requiring that new ethanol plants in South Dakota include a new method for quantifying emissions from the plants. The new method is commonly referred to as the Midwest Scaling Method or the “multiplier.” When the multiplier is used, emission test results are generally higher than when traditional test measures are employed. In 2003, the Department of Environment and Natural Resources, applying the multiplier in its emissions calculations, informed Northern Lights that it may have exceeded its emission limits in its Title V Air Quality Operating Permit, despite the multiplier not being required in Northern Lights’ Title V Air Quality Operating Permit. No formal action, however, was ever taken against Northern Lights by the Department of Environment and Natural Resources.

On December 29, 2003, Northern Lights, five other ethanol plants in South Dakota, and Broin Management filed a petition for a declaratory judgment before the South Dakota Board of Minerals and Environment. The petition requested that the Board of Minerals and Environment bar the Department of Environment and Natural Resources from using and applying the multiplier in quantifying emissions because its use was inappropriate and unlawful. Northern Lights and the other plants contended that neither South Dakota nor federal regulations require or permit the use of the multiplier. On June 16, 2004, following an administrative hearing, the Board of Minerals and Environment ruled that the multiplier was not contained in state or federal emission test methods or regulations. The effect of this ruling, if final, is that the Department of Environment and Natural Resources cannot use or require the use of the multiplier in measuring emissions from Northern Lights’ plant.

Our Comment:

Our conclusion not to accrue any amounts relating to the inquiry by the Environmental Protection Agency (EPA) was based on the following, as it relates to SFAS 5 (paragraphs 3 and 8-10). It is less than “probable” but more than “remote” that the EPA will impose a fine as it relates to its current inquiry; that is, there is only a “reasonable possibility” of a fine from the EPA. It is less than likely that a fine will be imposed because, based on current discussions between Broin and Associates, Inc. and the EPA, the focus of the discussions is amicably and informally resolving the proper emissions testing method for the future, as opposed to imposing sanctions. Nevertheless, it is more than remote that a fine could be imposed, as the EPA has yet to indicate to Broin and Associates that it will not impose a fine upon resolving the emissions testing method.

Second, while there remains a reasonable possibility of a fine from the EPA, we are unable to estimate a possible loss or range of loss. Unless we know of the existence and the severity of an emissions violation, we cannot provide any reasonable estimate of a loss or range of such loss. Sanctions imposed by the EPA are usually based on the severity of the violation. But the existence and severity of the violation by Northern Lights (and other plants built by Broin and Associates and managed by Broin Management) cannot be determined until Broin and Associates and the EPA resolve what the proper emissions testing method will be for the plants managed by Broin Management, including Northern Lights. In addition, because the EPA’s focus is on virtually all plants built by Broin and Associates and managed by Broin Management, it is difficult to estimate how a potential fine would be allocated among the plants, including Northern Lights.

C.             Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations. page 23

4.               Please expand your disclosure to include a discussion comparing the results of operations for the years ended December 31, 2003 and December 31, 2002. Refer to the instructions for Item 303(a) of Regulation S-[K].

Our Revised Disclosure

Results of Operations

Comparison of years ended December 31, 2003 and December 31, 2002.

Northern Lights commenced operations on July 5, 2002 and began operating at full name-plate capacity in August, 2002. Accordingly, the following discussion will compare the year ended 2003 and the year ended 2002 based on percentages relative to other line items in the financial statements.

Revenues-Total revenues per month of operations increased 8% to $5.9 million for the year ended December 31, 2003 from $5.5 million for the year ended December 31, 2002. The increase in revenues was primarily due to an increase in ethanol revenue per month, offset by a decrease in incentive revenue per month.

Revenue from the sale of ethanol per month of operations increased 27% from the year ended December 31, 2002 to the year ended December 31, 2003. The increase was due primarily to a 12% increase in the average sales price per gallon of ethanol along with a 13% increase in the volume of ethanol sold per month of operations. The price increase was caused by higher prices of unleaded gasoline and a strong demand for ethanol. The increase in volume sold was facilitated by an increase in production volume, resulting from an improvement in plant efficiencies following the start-up of operations.

Revenue from the sale of distiller’s grains per month of operations increased approximately 33% from the year ended December 31, 2002 to the year ended December 31, 2003. The increase was due primarily to an 18% increase in the volume of distiller’s grains sold, resulting from an increase in production at the plant, and a 12% increase in the average sales price per ton sold.

Total incentive revenues from federal and state government incentive programs per month of operations decreased by 63% from the year ended December 31, 2002 to the year ended December 31, 2003. Incentive revenue consists of income received from federal and state governments in connection with Northern Lights’ ethanol production.

The incentive revenue from the United States Department of Agriculture’s Commodity Credit Corporation Bioenergy Program decreased $781,000 per month of operations, or 69%, to $343,000 per month of operations for the year ended December 31, 2003 from $1.1 million per month of operations for the year ended 2002. The decrease was due primarily to how the payments are structured and made under the program. Payments are based principally on the increase in gallons of ethanol produced compared to the prior year’s production. Because 2002 was Northern Lights’ first year of production, the plant had the largest increase in production from the prior year, or 2001.

Incentive revenue from the state of South Dakota incentive program increased $32,000 per month of operations, or 49%, to $99,000 per month of operations for the year ended December 31, 2003 from $66,000 per month of operations from the year ended December 31, 2002. The increase was due to a change the State of South Dakota made in the method of allocating and making payment under the program. During the 2003 program year (July 2002 to June 2003), the incentive funds were earned on the basis of production and pro-rated among all ethanol plants operating in South Dakota. Starting in July 2003, however, the funds were paid to ethanol plants based on a standard and predetermined amount per month.

Cost of Revenues-Northern Lights’ cost of revenues, which includes production expense, for the year ended December 31, 2003, decreased to approximately 90% of sales revenues, compared to approximately 96% of sales revenues for the six months of operations during the year ended December 31, 2002. The decrease in the cost of revenues as a percentage of sales revenues was the result of a 14% and 8% increase in the net sales price of ethanol and distiller’s grains, respectively, and a 6% increase in the rate of production. These results, however, were partially offset by a 28% increase in total energy costs from 2002 to 2003. The increase in energy costs was primarily due to a 55% increase in the price of natural gas from 2002 to 2003.

General and Administrative Expenses-General and administrative expenses per month of operations increased 32% per month of operation from 2002 to 2003. The increase in general and administrative expenses was primarily due to an increase in management fees, which are based in part on the increased profits of Northern Lights in 2003.

Interest Expense-Interest expense on outstanding debt with our primary lender, US Bank, was capitalized as part of construction costs until the start of operations in July 2002. Accordingly, interest expense per operational month for 2002 to 2003 decreased only 4% due to the decreasing principal balance on notes payable.

Minority Interest in Subsidiary-Minority interest in subsidiary increased $541,000, or 44%, to $1.77 million for the year ended December 31, 2003 from $1.23 million for the year ended 2002. The increase in minority interest was the result of an increase in net income in 2003.

Net Income-Despite a $1.7 million aggregate increase in net income from 2002 to 2003 as a result of increased production for the 2003 year, an increase in per unit sales prices of ethanol and distiller’s grains in 2003, and a decrease in cost of revenues as a percentage of sales revenues in 2003, net income as a percentage of total revenues decreased from 12% to 8% from 2002 to 2003. This decrease was caused primarily by the decrease in incentive revenue from 2002 to 2003.

Liquidity and Capital Resources

Cash Flow From Operations. The net cash flow provided by operating activities was approximately $13.2 million for the year ended December 31, 2003. The cash flow from operations consisted of net income of $5.6 million, net non-cash expenses of $4.3 million, and $3.3 million net change in assets and liability balances. The $3.3 million change in asset and liability balances was primarily due to a reduction of accounts receivable, resulting from the collection of a large Bioenergy Program payment in August 2003. It was also caused by an increase in accounts payable, due largely to several producers electing to defer payment for the delivery of corn to the plant from 2002 to 2003.

The net cash flow provided by operating activities was approximately $327,000 for the year ended December 31, 2002. The cash flow from operations consisted of net income of $3.9 million, net non-cash expenses of $2.5 million, and $6.0 million net change in assets and liability balances. Because 2002 was the start-up of operations, all asset and liability accounts were minimal at the end of 2001.

Cash Flow From Investing Activities. The net cash used for investing activities was approximately $1.1 million for the year ended December 31, 2003. The purchase of plant and equipment associated with final plant construction accounted for approximately $800,000 of the total $1.1 million increase in investing activities. Of the $800,000 in costs, Northern Lights spent $580,000 for the installation of a second regenerative thermal oxidizer, a pollution control device designed to reduce emissions.

The net cash used for investing activities was approximately $22.3 million for the year ended December 31, 2002. The purchase of plant and equipment associated with plant construction accounted for all but approximately $150,000 of the total $22.3 million increase in investing activities.

Cash Flow From Financing Activities. Net cash used for financing activities was approximately $13.8 million for the year ended December 31, 2003, consisting of repayment of principal on Northern Lights’ debt of $9.4 million, including a $5 million repayment on its $5 million variable rate, revolving note, a $3.7 million cash distribution to our members, and a $1.2 million cash distribution to the minority member of Northern Lights.

Net cash provided by financing activities was approximately $26.4 million for the year ended December 31, 2002, consisting of $25.5 million in long-term notes payable issued, $1.0 million in short-term notes payable issued, and approximately $74,000 paid in financing costs.

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Liquidity and Capital Resources, page 5

5.              You have disclosed on page 15 that you are currently conducting negotiations with Broin Management regarding a new management agreement. Please expand your liquidity discussion to include information regarding how this could affect your liquidity and future results of operations if an agreement is not reached before July 1, 2005.

Our Revised Disclosure (Paragraph to be inserted on page 26):

While we expect a new management agreement to be entered into between Broin Management, LLC and Northern Lights before July 1, 2005, the failure to reach one before this date will have an adverse effect operationally and financially on Northern Lights. Without Broin Management managing the day-to-day operations of the plant, Northern Lights will be unable to operate effectively, if at all, as in prior years. Most significantly, a manager, without any specific knowledge and background of the equipment, systems and technology installed at the plant, might be unable to resolve various operational issues, resulting potentially in temporary plant shutdowns. If the plant were to experience a shutdown for an extended period of time, earnings would decrease accordingly. Any significant decrease in earnings or resulting loss would make it more difficult for Northern Lights to pay all of its required debt service and other contractual obligations, as well as reduce the amount of cash, if any, available for distributions to its members. In addition, the loss of Broin Management could cause other Broin-related entities, namely Ethanol Products, LLC and Dakota Gold Marketing, to terminate their ethanol and distiller’s grains marketing services to Northern Lights, which would make it even more difficult to operate effectively, if at all.

Our Comment:

A new management agreement between Broin Management and Northern Lights was entered into on April 20, 2005. Please see Northern Growers’ Form 8-K filed with the Commission on April 26, 2005.

6.               Please expand your disclosure to discuss in more detail the limitations imposed on you by US Bank relating to your ability to make distributions.

Our Revised Disclosure (Changes are underlined):

Northern Lights is required to provide US Bank with audited annual and un-audited quarterly financial statements. In addition, minimum debt service coverage ratios, minimum working capital, minimum tangible net worth, a maximum capital expenditure limitation and other standard negative and affirmative covenants are required. The calculation of minimum working capital includes the amount US Bank is allowed to loan Northern Lights under the $5 million variable rate, revolving note. Distributions to members in any given year are limited to not more than 70% of net income, unless working capital is equal to or exceeds $3 million, in which case distributions may be made up to 80% of net income. If an event of default occurs, as defined in the Loan Agreement, US Bank may terminate the Loan Agreement and declare the entire amount immediately due and owing. Events of default under the Agreement include failure to make payments when due or violation of one or more of the Agreement’s covenants. All of Northern Lights’ tangible and intangible property, including its leasehold interest, easement rights, improvements, equipment, personal property, and contracts, serve as the collateral for the debt financing secured by US Bank. Management believes that Northern Lights is in compliance with all covenants and restrictions under its existing Loan Agreement and other agreements with US Bank.

7.               Please revise your table of contractual payment obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Our Revised Disclosure:

	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years

Long-Term Debt Obligations (1)	$22,492,269	$4,295,064	$18,197,205	$0	$0
Capital Lease Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$387,115	$2,400	$5,040	$5,040	$374,635
Purchase Obligations	$1,796,604	$403,674	$434,160	$434,160	$524,610
Total Contractual Cash Obligations	$24,675,988	$4,701,138	$18,636,405	$439,200	$899,245

(1) Includes all principal and interest payments to be made by Northern Lights Ethanol on existing debt as of December 31, 2004. Interest payments are based on the following rates of interest, as of December 31, 2004: i) 6.95% on the $15.0 million fixed note; ii) 6.25% on the $11.1 million variable rate note; and iii) 5.7% on the $1.2 million fixed rate note. The $5.0 million variable rate note’s principal balance was zero as of December 31, 2004; accordingly, the above amount includes an unused commitment fee of 0.5% on the entire $5.0 million note.

D.            Item 9A Controls and Procedures. page 34

8.               Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e), rather than Rule l3a-14(e). In addition, you should disclose whether there were any changes in your internal controls during the quarter. See Item 308 of Regulation S-K. Please revise your disclosure accordingly.

Our Revised Disclosure (Changes are underlined):

Item 9A. Controls and Procedures.

Evaluation Of Disclosure Controls And Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, has concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission.

Changes In Internal Controls

There were no significant changes in our or Northern Lights’ internal controls or, to the knowledge of our management, in other factors that could significantly affect these controls during the fourth quarter ended December 31, 2004.

E.              Financial Statements

Statements of Operations, page F-4

9.               Your disclosure on page 25 states that Big Stone Plant inadvertently overcharged you for steam in 2003 and 2004, totaling approximate $1.5 million. You disclosed on page 22 that steam is a component of your cost of revenues. Based on the aforementioned, please tell us how you determined the $1.5 million should be recorded as other income (expenses) rather than a component of cost of revenues with appropriate footnote disclosure. If after reconsidering, you conclude that this should have been recorded as a component of cost of revenues, please file an amendment for this restatement.

Our Comment:

The primary reason for classifying the $1.5 million credit from the Big Stone Plant as “Settlement and Other Income” was to make the disclosure of the credit to the members and the public, and its effect on Northern Lights’ results of operations, as transparent and understandable as possible. The credit was also considered to be a non-recurring operating item. First, by placing the credit as a component of cost of revenues, we felt that it would significantly distort cost of revenues comparatively between 2004 and 2003 and likely also in future years. By including the credit under this item, readers of the financial statements, we thought, would be left with the impression that the primary components of cost of revenues—the production-related costs of corn, natural gas or steam—were significantly lower in 2004 than in comparative years which, at least compared to 2003, was not the case. Moreover, by placing the credit as other income, readers immediately could discern this non-recurring item and its impact on Northern Lights’ earnings, rather than having to discover and unravel its impact upon a reading of “Cost of Revenues” under Item 7 or a footnote disclosure in the financial statements. In short, we felt that placing the credit as “other income (expenses)” would give better context to this non-recurring operating item under the financial statements, immediately alerting the reader to it and its impact on results of operations.

Our conclusion to show the credit as a non-operating item was also drawn based upon certain accounting literature, specifically AICPA Statement of Position (SOP) 96-1, Paragraph 149 (“Paragraph 149”). While Paragraph 149 relates to a credit received relative to environmental remediation costs, it does offer guidance on how to classify a credit arising in the context of a certain business transaction. Paragraph 149 essentially states that a company with recurring environmental-related expenses and credits should classify such components in the same income statement line (emphasis added). Specifically, when a company’s environmental-related expenses are a regular cost of doing business, those expenses should be charged as a component of operating expenses, as opposed to non-operating. Similarly, “any credit received from recoveries of environmental losses from other parties should be reflected in the same income statement line.” In other words, a company with recurring environmental-related expenses should classify such expenses and any recurring credit (through insurance proceeds or otherwise) as operating expenses and income, respectively.

Based on the premise that the steam credit was a non-recurring item, we felt and still feel that Northern Lights’ credit should remain classified as a non-operating item. Northern Lights did not expect to receive the credit from Big Stone Plant as part of its operations, nor was the credit something Northern Lights received on a recurring basis. Indeed, this was the first time Northern Lights received a credit from the Big Stone Plant since the plant commenced operations in July, 2002, and no credit is expected in the future. Accordingly, the credit was classified as a non-operating item and not a component of cost of revenues.

F.              Notes to Financial Statements

Note 2— Summary of Significant Accounting Policies

Revenue Recognition, page F-9

10.         You disclosed on page 4, the price you receive from the sale of ethanol is based on the price that Ethanol Products receives from their sale of ethanol to its customers, less a fee. Please expand you disclosure to discuss how this affects your timing and ability to recognize revenue, specifically, but not limited to, the criteria in SAB 104 regarding the seller’s price to the buyer is fixed or determinable. Refer to SAB 104.

Our Comment:

We respectfully request that no revised disclosure be made, primarily because the disclosure does not affect the timing and ability to recognize revenue. When Northern Lights transfers title and risk of loss of ethanol to Ethanol Products, LLC, which is completed upon the loading of ethanol onto the railcar or truck, it records revenue. It records revenue because, in addition to the transfer of title, the price at the time of transfer is already fixed and predetermined. The price, in other words, is not variable or to be determined in the future. Prior to title being transferred from Northern Lights to Ethanol Products, Ethanol Products has already negotiated and agreed to a sales’ price with its customers, this price serving as the primary basis for the price set between Northern Lights and Ethanol Products.

The selling and pricing process typically works as follows. Ethanol Products and its customers enter into various forms of supply contracts, the contract typically stating that the customer will purchase a select volume of ethanol over a period of time or based on a certain railcar/truck load or loads. The purchase price of the contract is fixed in the contract or is based on a type of market index, for example, one based on unleaded gasoline under the New York Mercantile Exchange. After this is completed, when Northern Lights transfers title of ethanol to Ethanol Products, Ethanol Products charges Northern Lights the same price, or an average of such prices (based on historical pricing, usually from the week prior to transfer), at which ethanol is sold to its customers. Any fee charged by Ethanol Products to Northern Lights, namely, the marketing and shipping fee, is included in the gross sales price and, therefore, revenues. Such fees are also made a component of cost of revenues.

Based on the foregoing, we believe the current disclosure on page F-9 is accurate and the current arrangement between Northern Lights and Ethanol Products complies with SAB 104 (Topic 13). First, there is persuasive evidence of an arrangement between Northern Lights and Ethanol Products. Ethanol Products and Northern Lights have entered into an ethanol marketing service agreement, with Ethanol Products agreeing to purchase and market the ethanol produced at the plant through 2007. Second, delivery occurs when Northern Lights transfers title and risk of loss to Ethanol Products, namely by loading the ethanol onto the railcars or trucks. After delivery, revenue is recorded based on a fixed or determinable price that Ethanol Products has already entered into with its customers. Finally, collectibility of the revenue from Ethanol Products is reasonably assured. Historically, Northern Lights collects payment from Ethanol Products within 14-25 days of the date of ethanol transfer and has never had a collectibility problem with Ethanol Products since the plant commenced operations in July of 2002.

In sum, we believe additional disclosure on page F-9 is unnecessary. If there is a disclosure issue, though, the problem may lie on page four. Based on the discussion above, we believe that the phrase “minus a fee” is not entirely accurate. The fees (marketing and shipping) are not deducted per se from the sales price, as the fees are first included in the gross sales price and revenues. The fees, however, are then deducted when made a component of cost of revenues. Therefore, we propose that we revise our next year’s Form 10-K to reflect on page four (or thereabouts) additional disclosure about the relationship between Northern Lights and Ethanol Products and the pricing mechanisms and process, as discussed above. Plus, we will make it more clear that the fees charged by Ethanol Products are actually a component of revenues and cost of revenues.

Shipping Costs, page F-9

11.         You have disclosed that freight charges you incur are included in cost of revenues. Please expand your disclosure to include the other types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

•                  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•     in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Our Revised Disclosure:

Cost of Revenues

The primary components of cost of revenues from the production of ethanol and related co-product are corn expense, energy expense (steam, natural gas and electricity), raw materials expense (chemicals and denaturant), shipping costs on sales, and depreciation on process equipment.

All shipping costs incurred with regards to the sale of ethanol and related product inventory are included in the income statement as a component of gross revenues. Accordingly, those shipping costs are deducted and are all classified as a component of cost of revenues. Shipping costs in relation to sales are defined as the cost to transport products to the customers. Other shipping costs in the cost of revenues include inbound freight charges on inventory.

General and Administrative Expenses.

The primary components of general and administrative expenses are management fees, insurance expense and professional fees (legal and audit).

Our Comment.

Shipping costs are made a component of cost of revenues and, thus, are included in the Significant Accounting Policy for Cost of Revenues based on reliance of FASB EITF 00-10: Accounting for Shipping and Handling Fees and Costs. EITF 00-10, ¶ 6 states that a company may adopt a policy of including shipping and handling costs in cost of sales.

Property and Equipment, page F-Il

12.         The categories you have shown have very broad useful lives. Please separately discuss the types of assets that fall in each part of the range.

Our Revised Disclosure (Changes are underlined):

Property and Equipment

Property and equipment is stated at cost. Significant additions and betterments are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. Depreciation on assets placed in service is computed using the straight-line method over estimated useful lives as follows:

Land Improvements	8-40 years
Equipment	3-20 years
Buildings	10-40 years

“Land improvements” consist of landscaping, additional fencing, and improvements to the roads for entering and exiting the plant.

“Equipment” consists of grain systems, trucks, mechanical and electrical production and process equipment, cooling towers, boilers, reboiler, field sensors, and power supplies.

“Buildings” consists of administrative offices, sheds, catwalks, platforms, and process, mechanical and grain buildings.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

On June 10, 2002, the Company received a grant of $1,501,199 from the proceeds of tax increment financing bonds issued by Grant County, South Dakota. Under South Dakota law, proceeds from tax increment financing are not a liability of the entity, but are an obligation of the taxing district issuing the bonds. The grant was provided to fund infrastructure improvements related to the construction of the ethanol plant and will be repaid by Grant County from the incremental increase in property taxes related to the improvements of the property. The total amount of the grant is recorded as a reduction of the value of the property and equipment.

Note 6— Commitments. Contingencies and Agreements. Page F-15

13.         You disclosed revenues and expenses related to agreements with related parties for the years ended December 31, 2004 and 2003. Please expand your disclosure to include the cost of revenues relating to the corn provided to you by your members for the periods mentioned above.

Our Revised Disclosure (Added a new line item in table called “Members Corn Expense”):

Revenues and expenses related to agreements with related parties for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003

Ethanol gross revenues	$68,501,969	$51,913,676
Management fees expense	995,458	791,659
Marketing fees expense - all products	691,832	603,186
Members’ Corn Expense	33,300,000	28,100,000

Our Comment: The information regarding Members’ Corn Expense, a component of cost of revenues, is already explained shortly following this table, on page F-17, Note 6.

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In connection with our response to the Commission’s review letter, we acknowledge and understand all of the following:

1.               That we are responsible for the adequacy and accuracy of the disclosure in our filings;

2.               That the Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               That we may not assert Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This concludes our response to your review letter. We hope that our revisions and comments have satisfied your concerns and questions. We also appreciate the opportunity to improve the disclosure to our reports filed with the Commission and look forward to working with you in resolving these issues. If you have any further questions or comments, please contact me at (605) 792-8602 or our attorney, Christopher Lent, at (605) 336-3890. Thank you, again, for your patience and courtesies.

Sincerely,

NORTHERN GROWERS, LLC

/s/ Robert Narem
Robert Narem, CEO

cc:	Blaine Gomer, General Manager
Jennifer Block, Controller
Larry Ward, Broin Companies
Dan Loveland, Broin Companies
Christopher Lent, Woods, Fuller, Shultz & Smith